Mail Stop 6010

June 15, 2005

Via Facsimile and U.S. Mail

Mr. Ronald H. Spair
Chief Financial Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

 Re: Orasure Technologies, Inc.
   Form 10-K for the year ended December 31, 2004
       SEC File No. 1-16537

Dear Mr. Spair:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant

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